Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Perpetua Resources Corp. (“Perpetua Resources” or the “Corporation”) for the quarter ended March 31, 2021. This MD&A should be read in conjunction with Perpetua Resources’ unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the MD&A of Perpetua Resources for the year ended December 31, 2020. Additional corporate information, including Perpetua Resources’ most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.PerpetuaResources.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at May 12, 2021.

OVERVIEW

Perpetua Resources (formerly Midas Gold Corp) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise, ID 83702, USA.

QUARTER HIGHLIGHTS

On January 15, 2021, the Corporation announced, after three years of extensive and continuous discussions, that Federal agencies have authorized the Corporation pursuant to a voluntary agreement”) under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) to perform agreed, immediate clean up actions to address contaminated legacy conditions within Idaho’s abandoned Stibnite Mining District that are negatively impacting water quality. Perpetua Resources did not cause the legacy environmental problems at Stibnite. However, the recently signed voluntary agreement (the Administrative Settlement Agreement and Order on Consent, the “ASAOC” or “Agreement”) between the EPA, the United States Department of Agriculture and the Corporation, with concurrence by the U.S. Department of Justice, points to the need for timely environmental action and is a testament to the Corporation’s willingness to take part in early environmental restoration in the District. The ASAOC is necessary to allow the Corporation to voluntarily address environmental conditions at the abandoned mine site without inheriting the liability of the conditions left behind by past operators in specific areas of the site if the work is successfully performed in Phase I of the Agreement. As such, the Corporation may now provide the early clean up actions deemed necessary by the Federal government to improve water quality. Should the Project move forward with proposed mining and restoration activities, the ASAOC will also allow for comprehensive site cleanup by affording the Corporation the opportunity to address legacy features, including millions of tons of legacy mine tailings that fall outside of the Project footprint and would otherwise not be addressed by Project operations. The Corporation recorded an immediate exploration expense of $6.8 million and a corresponding Provision for ASAOC work during the current quarter.

Perpetua Resources Corp. | Management’s Discussion & Analysis      1

Subsequent to the execution of the CERCLA Agreement, Perpetua Resources relocated its corporate headquarters from British Columbia, Canada to Boise, Idaho and is exploring the viability of redomiciling to the United States. The Corporation also approved a share consolidation in connection with its U.S. listing on the Nasdaq Stock Market (“Nasdaq”).

On January 27, 2021, the Corporation announced that it had completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction of the issued and outstanding shares from 474,811,340 to 47,481,134. Shares reserved under the Corporation’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Corporation’s consolidated financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted. The Share Consolidation was made in connection with the Corporation’s application to list its common shares on the Nasdaq Stock Market (“Nasdaq”) and was necessary to meet the minimum share price requirements for trading on the Nasdaq.

On January 28, 2021, the Corporation announced that it had filed an independent technical report on SEDAR in accordance with National Instrument 43-101 (“NI 43-101”) that detailed the results of the recent Feasibility Study on the Corporation’s Stibnite Gold Project in Idaho (the “Technical Report”). Minor changes were made to the economic model in the process of finalizing the Technical Report that resulted in slightly lower initial capital costs and similar overall economic indicators relative to the estimates included in the December 22, 2020 news release. The fundamental results of the economic analyses remained unchanged.

On February 16, 2021, the Corporation announced that it had changed its name to “Perpetua Resources Corp.” effective February 15, 2021 and the Corporation’s common shares were approved for listing on Nasdaq. The Corporation’s common shares commenced trading on the Nasdaq on February 18, 2021 under the symbol “PPTA” and on the Toronto Stock Exchange (“TSX”) under the new name at market open on February 18, 2021 under the stock symbol “PPTA”. As the Project continues to advance through major milestones, the listing on a U.S. stock exchange is a strategic decision to focus the Corporation’s business in the United States and open additional opportunities for American investment.

On February 17, 2021, the Corporation announced that it had reached an agreement with the Nez Percé Tribe for a minimum three month stay of the Tribe’s Clean Water Act lawsuit while the parties pursue a Court-ordered alternative dispute resolution (“ADR”) process. The litigation stay will allow the parties to work with a neutral judge or mediator and determine if there are grounds to work out a resolution of the lawsuit.

On February 23, 2021, the Corporation announced the appointment of Endeavour Financial (“Endeavour”) as its financial advisor to assist in the evaluation of funding options to support the development of the Company’s world class Stibnite Gold Project, following the release of its Feasibility Study in December 2020. Endeavour is a leading independent advisor dealing exclusively with the natural resources sector. It specializes in the junior to mid-tier market, providing advice on financing projects from multiple funding sources. The Endeavour team offers more than 160 years of mining finance experience and specializes in arranging multi-sourced funding structures for single asset development companies.

The Corporation appointed Chris Foster as Chief Financial Officer of Perpetua Resources effective March 16, 2021, on a contract basis. Mr. Foster is a member of the Chartered Professional Accountants of Canada (CPA Canada) and is responsible for providing the Corporation with financial management services. Mr. Foster replaced Darren Morgans who resigned from his current role as Chief Financial Officer effective March 15, 2021. Mr. Morgans had served as the Corporation’s Chief Financial Officer since April 2011.

Perpetua Resources Corp. | Management’s Discussion & Analysis      2

Subsequent events

On April 12, 2021, the Corporation announced that it is advancing its ESG goals to further bring transparency to its Stibnite Gold Project by participating in a water quality monitoring program led by local citizens. The Independent Water Monitoring Program (IWMP) is an initiative of the Stibnite Advisory Council, which represents eight local communities surrounding the proposed Stibnite Gold Project. The initiative is designed to promote accountability measures around Perpetua Resources’ existing water quality monitoring efforts and give the community access to independent information through conducting third-party data gathering and reporting. The Stibnite Advisory Council will contract with the University of Idaho’s Water Resources Research Institute to undertake the independent water quality monitoring and reporting. The Stibnite Advisory Council plans to monitor ground and surface water at 18 different locations throughout the site.

On May 3, 2021, the Corporation announced that it had signed a collaboration agreement (the “Agreement”) with United States Antimony Corporation (“USAC”) to study the potential for processing the Stibnite Gold Project’s antimony concentrate at USAC’s processing facilities. It is estimated the Stibnite Gold Project has the potential to supply approximately 35 percent of American antimony demand in the first six years of production. The Agreement outlines a plan for the Corporation to send samples of Stibnite’s antimony concentrate to the facilities owned by USAC to study the viability of entering into a long-term partnership to secure the domestic sourcing of the critical mineral antimony.

As of May 12, 2021, certain holders of the outstanding 0.05% Senior Unsecured Convertible Notes issued by a subsidiary of the Company (the "Notes") in the aggregate principal amount of Canadian $15,304,202 have exercised the conversion feature on the Notes for a total of 4,322,000 common shares of the Company at a conversion price of Canadian $3.541 per share. The Notes were issued in a financing completed by the Company on March 17, 2016.

FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Such forward-looking information and statements relate to, among other things, the Corporation’s strategy, projects, plans and future or operating performance, and the effects and potential effects of the global coronavirus (SARS- CoV-2) (“COVID-19”) pandemic on the Corporation’s business and operations.

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Perpetua Resources, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (British Columbia) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Certain forward-looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures, and readers are cautioned that FOFI may not be appropriate for other purposes.

Forward-looking information can frequently, but not always, be identified by the use of words such as “plans”, “outlook”, “potential”, “expects", “estimates”, “intends”, “possible”, “goals”, “anticipate”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, conditions, events or results “may”, “could”, “would”, “should” or “will”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Such forward-looking information is set forth, among other places, under the headings “2021 Outlook and Goals”, “Capital Resources and Liquidity”, “Mineral Properties” and “Critical Accounting Estimates and Policies”, and elsewhere in the MD&A and may include, without limitation, statements regarding the perceived merits of properties; the timing and ability to complete or obtain, as applicable, feasibility studies and regulatory processes relating to permitting for site restoration and redevelopment of the Project; the Corporation’s guidance for redevelopment, redevelopment costs, all in cost, cash flow, free cash flow and capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs); success of exploration and development, including exploration results at the Corporation’s properties; identification of resources and reserves; budgets; work programs; permitting or other timelines, including the schedules and budgets for the Corporation’s development and redevelopment projects, and estimated timing for construction of, and production from, any new projects; currency fluctuations; capital requirements; project studies; government regulation permit applications; the Corporation’s engagement and consultation with regulators, communities, tribes and other stakeholders in respect of the Project and the Corporation’s Plan of Restoration and Operations (“PRO”); the ability of the Corporation to discharge its liabilities as they become due, to continue to advance the Project through 2021 and beyond, and to meet its administrative and overhead requirements for more than a year; strategic plans, including without limitation the Corporation’s strategy and plans in respect of environmental and social governance issues; the market price of gold and any other applicable metals; and expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Perpetua Resources Corp. | Management’s Discussion & Analysis      3

Forward-looking information is necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Corporation as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating costs, recovery and metal costs; that any additional capital and financing needed will be available on reasonable and acceptable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation’s expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation’s other corporate activities will proceed as expected; that the formal review process under the NEPA (including a joint review process involving the USFS, the State of Idaho and other applicable agencies and regulatory bodies), as well as the public comment period and Environmental Impact Statement, will proceed in a timely manner and as expected; that litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the litigation relating to the Nez Percé Tribe’s complaint against Perpetua Resources under the Clean Water Act); that the current price and demand for gold and other metals will be sustained or will improve; the equipment and personnel required for permitting, construction and operations will be available on a continual basis; there will be no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, including without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the redevelopment of the Project; that all applicable labour and materials costs will continue or increase on a basis consistent with the Corporation’s current expectations; that general business, economic and market conditions will not change in a materially adverse manner and that all necessary governmental approvals and authorization for the planned exploration, development and environmental protection activities relating to the Project will be obtained in a timely manner and on acceptable terms; the continuity of economic and political conditions and operations of the Corporation; and that the COVID-19 pandemic will continue to not have a significant impact on the Corporation’s business, operations and performance and that the Corporation will continue to be able to effectively mitigate any impacts related to COVID-19.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance and/or achievements of the Corporation to differ materially from any future events, results, performance and/or achievements expressed or implied by such forward-looking information. In addition to those discussed in the Corporation’s public disclosure record and the risks and uncertainties set out in this MD&A under the heading “Risks and Uncertainties”, such risks and other factors include, among others, risks involved in fluctuations in gold and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and federally recognized tribes in the exploration and development of the Corporation’s properties (especially in regards to the Project) and the issuance of required permits and licenses; risks related to the need to obtain additional financing to develop the Corporation’s properties (especially in regards to the Project) and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Corporation’s credit ratings; the impact of inflation; risks associated with illegal and artisanal mining; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, tribal governments and other jurisdictions in which the Corporation or its affiliates do or may carry on business in the future, including in response to the COVID-19 outbreak; risks associated with new diseases, epidemics and pandemics, including any risks related to the uncertainties surrounding the duration and the direct or indirect impact of the COVID-19 pandemic on the business, operations and financial condition of the Corporation and its strategic partners and suppliers, as well as on the economy in general, including the Corporation’s ability to purchase products and/or services at reasonable costs and to obtain sufficient financing, or financing on terms acceptable to Perpetua Resources; risks associated with the Corporation’s ability to mitigate any impacts related to COVID-19, including the effectiveness of preventative actions and contingency plans put in place by the Corporation to respond to the COVID-19 pandemic, such as social distancing, travel restrictions, business continuity plans and efforts to mitigate supply chain or other disruptions; the possibility that future exploration results will not be consistent with the Corporation’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks inherent to the Corporation’s business and/or factors beyond its control which could have a material adverse effect on the Corporation. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). The Corporation also cautions that its 2021 Outlook and Goals may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

Perpetua Resources Corp. | Management’s Discussion & Analysis      4

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in the Corporation’s other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of the Corporation’s most recently filed AIF. Specific reference is made to the Corporation’s most recent AIF (which is available on SEDAR at www.sedar.com) for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Corporation’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

The foregoing is not an exhaustive list of factors that may affect the Corporation’s forward-looking information. Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors, risks and uncertainties not presently known to the Corporation that could cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The forward-looking statements made relate only to events or information as of the date on which the statements are made in this MD&A. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by applicable law, Perpetua Resources does not assume any obligation to release publicly any revisions or updates to forward-looking information contained in this MD&A to reflect new information, future events or circumstances, or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned that forward-looking statements are not guarantees of future performance.

2021 OUTLOOK AND GOALS

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A.

Perpetua Resources Corp. | Management’s Discussion & Analysis      5

Perpetua Resources’ vision is to provide the United States with a domestic source of the critical mineral antimony, operate one of the largest and highest-grade open pit gold mines in the country and restore and redevelop an abandoned brownfield site. In 2021, Perpetua Resources continues to focus on advancing through the permitting process for the Stibnite Gold Project under the National Environmental Policy Act (“NEPA”). Perpetua Resources will continue to engage and consult with regulators, communities, tribes and other stakeholders regarding the Project as set out in the Plan of Restoration and Operations (“PRO”) to ensure that plans for the restoration and redevelopment of the Project address concerns and issues to the extent environmentally, technically and commercially feasible. As part of this ongoing process, Perpetua Resources submitted a modified version of the PRO to the regulators in Q2 2019 which included a number of refinements to the original PRO that were designed to reduce the Project footprint and improve environmental outcomes. This modified PRO is being considered alongside three other alternatives being assessed by the regulators under NEPA, as well as a required ‘no action’ alternative.

The next major permitting milestones for the Project are the Final Environmental Impact Statement, Draft Record of Decision (“ROD”) and Final ROD, the schedule for which is presently under review by the USFS and will be updated by the agency upon conclusion of their assessment. Over the last few years, Perpetua Resources advanced value engineering work and, where appropriate, included improvements in the Feasibility Study. Perpetua Resources continues to evaluate potential optimization of various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended
	Mar 31, 2021	Mar 31, 2020
EXPENSES
Consulting	$100,877	$7,523
Corporate salaries and benefits	463,314	182,706
Depreciation	66,593	75,423
Accretion	9,159	-
Directors’ fees	-	43,309
Exploration and evaluation	12,936,706	5,492,048
Office and administrative	418,975	27,166
Professional fees	167,336	7,085
Share based compensation	1,933,518	551,245
Shareholder and regulatory	251,625	96,529
Travel and related costs	126	26,449
OPERATING LOSS	$16,348,229	$6,509,483

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative	$(486,399)	$(154,844)
Change in fair value of Convertible Note Derivative	(11,596,790)	(859,945)
Finance costs	262,820	1,089,592
Foreign exchange (gain)/loss	302,477	(5,906,514)
Interest income	(23,871)	(82,366)
Total other income	$(11,541,763)	$(5,914,077)

NET LOSS AND COMPREHENSIVE LOSS	$4,806,466	$595,406

Perpetua Resources Corp. | Management’s Discussion & Analysis      6

Net loss and comprehensive loss for Perpetua Resources for the three-month period ending March 31, 2021 was $4.8 million compared to $0.6 million for the corresponding period of 2020. This $4.2 million change for the three months was primarily attributable to a $7.4 million increase in exploration and evaluation expenses, a $6.2 million increase in foreign exchange losses, a $1.4 million increase in stock-based compensation, a $0.4 million increase in office and administrative expense, a $0.3 million increase in corporate salaries and benefits and a $0.2 million increase in shareholder and regulatory expenses. These items were offset partially by a $10.7 million increase in non-cash gains related to the change in the fair value of the Convertible Note Derivatives, a $0.8 million decrease in finance costs and a $0.3 million increase in non-cash gains related to the change in the fair value of the warrant derivative. As noted above, for the three months ended March 31, 2021, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter is higher than the comparable period in 2020 due to consulting work to support various corporate activities advanced in the first quarter of 2021, including the share consolidation and listing on the NASDAQ.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily corporate employees. Salaries and benefits for the quarter ended March 31, 2021 are higher than the prior period due to the closure of the Vancouver office and related severance payments made for corporate employees during the current quarter.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter is consistent with the comparable period in the previous year.

Accretion

This expense relates to the accretion on the environmental reclamation liabilities. The expense for the current quarter is higher than the comparable period in the previous year as this is a new liability in the current year.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the Chair of the Board, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense is lower than the comparable period in the previous year due to corporate directors electing to not receive cash payments for fees in the current quarter in exchange for shares in the Company which are expected to be provided in the second quarter after the new omnibus stock option plan is approved.

Perpetua Resources Corp. | Management’s Discussion & Analysis      7

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental, legal and sustainability costs and costs related to the ASAOC. This expense increased by $7.4 million as compared to the same period in 2020, primarily due to the addition of ASAOC expenses in the current quarter. Additional details of expenditures incurred are as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
Exploration and Evaluation Expenditures
Consulting and labour cost	$1,564,933	$1,193,677
Field office and drilling support	461,315	323,495
Engineering	348,784	245,411
Permitting	2,588,954	3,072,040
Environmental and reclamation	229,061	141,888
Legal and sustainability	189,124	515,537
ASAOC	7,554,535	-
Exploration and Evaluation Expense	$12,936,706	$5,492,048

Office and Administrative

This expense is predominantly insurance policies for both the Vancouver and US offices. The costs for the quarter ended March 31, 2021 are higher than the comparative period in the prior year primarily due to insurance related to the US listing.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the quarter ended March 31, 2021 are higher than the comparable period in 2020 primarily due to legal work on various organization changes as discussed in the Quarterly Highlights section.

Share Based Compensation

This expense is related to the compensation of directors, officers, employees and consultants that are share based. This expense for the current quarter is $1.4 million higher than the comparative period in 2020 due to 0.6 million more options granted during Q1 2021 and an increase in stock price over the previous year. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s condensed consolidated interim financial statements for the quarter ended March 31, 2021.

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the current quarter is higher than the comparative period from the prior year primarily due to an increase in fees related to the US listing.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the current quarter is lower than the comparable period in the previous year due to the impact of COVID-19 related restrictions currently in place throughout the world.

Change in Fair Value of Warrant Derivative

The Corporation issued 200,000 warrants in a financing transaction in May 2013, with an exercise price denominated in Canadian dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Perpetua Resources will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 7 in the Financial Statements).

Change in Fair Value of Convertible Note Derivatives

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 (“2016 Notes”) and in March 2020 (“2020 Notes”) with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The Convertible Note Derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

Perpetua Resources Corp. | Management’s Discussion & Analysis      8

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the 2016 Notes and 2020 Notes described above, accretion expense related to the ASAOC environmental reclamation liability, transaction costs related to the 2020 Notes issued in March 2020 and interest expense on lease liabilities. These costs are lower than the comparable period in the previous year due to notes converted in August 2020 and transaction costs on 2020 Notes upon issuance.

Foreign Exchange

Changes in foreign exchange are driven by the change in value of the Canadian Dollar compared to the US Dollar. The current quarter loss is a result of the translation of the Corporation’s Canadian Dollar denominated balances as at March 31, 2021, primarily on the Convertible Notes and the Convertible Note Derivative.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income is lower in the current quarter compared to the comparative period in the prior year as a result of lower average cash balances.

Balance Sheet

An analysis of the March 31, 2021 and December 31, 2020 balance sheets of the Corporation follows.

Total Assets

Total assets decreased during the three months ended March 31, 2021 from $98.1 million to $91.1 million primarily as a result of cash used in operations to fund the Stibnite Gold Project.

Equity

Equity decreased during the three months ended March 31, 2021 from $57.6 million to $55.1 million primarily as a result of the net loss for the current quarter, partially offset by stock options issued under the Corporation’s Stock Option Plan and the exercise of options during the quarter.

Total Liabilities

Total liabilities decreased during the three months ended March 31, 2021 from $40.5 million to $36.0 million, primarily as a result of a change in fair value of the Convertible Note Derivatives, partially offset by the addition of the environmental reclamation liabilities. The Convertible Note Derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

Cash Flows

Perpetua Resources’ net change in cash and cash equivalents for the three months ended March 31, 2021 was an outflow of $10.3 million (2020 – $27.9 million inflow). The outflows from operating and investing activities during the quarter were partially offset by inflows from financing activities.

For the three months ended March 31, 2021, operating cash outflows were $7.6 million (2020 - $6.9 million), investing cash outflows were $2.9 million (2020 - $0.1 million inflow) and financing cash inflows were $0.2 million (2020 - $34.8 million).

Perpetua Resources Corp. | Management’s Discussion & Analysis      9

QUARTERLY RESULTS

The net income/(loss) and comprehensive income/(loss) of Perpetua Resources for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net Income/(Loss) & Comprehensive Income/(Loss)	Basic & Diluted Income/(Loss) per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
March 31, 2021	-	(4,806,466)	(0.10)	91,069,448	31,479,160	-
December 31, 2020	-	(4,946,431)	(0.10)	98,131,612	36,562,739	-
September 30, 2020	-	(171,218,075)	(4.90)	106,708,805	38,801,031	-
June 30, 2020	-	(43,872,194)	(1.62)	111,456,823	117,982,355	-
March 31, 2020	-	(595,406)	0.00	118,146,070	81,879,541	-
December 31, 2019	-	(11,509,323)	(0.03)	90,504,860	53,080,148	-
September 30, 2019	-	(5,118,799)	(0.02)	98,296,817	50,494,157	-
June 30, 2019	--	5,351,590	0.02	105,180,331	53,399,620	-
March 31, 2019	-	(23,354)	0.00	96,818,816	65,508,948	-

The Corporation has had relatively consistent operating losses over the past eight quarters, with net income during Q2 of 2019. The most significant variances to the net income/(loss) and comprehensive income/(loss) are the change in the fair value of the warrant derivative, the Convertible Note Derivatives and foreign exchange fluctuations on the Convertible Notes and Convertible Note Derivatives. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liabilities includes the Convertible Note Derivatives, which are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 6 in the Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Perpetua Resources consist primarily of cash and liquid short-term investments. As at March 31, 2021, Perpetua Resources had cash and equivalents totaling approximately $14.8 million, a $3.0 million surety bond related to the environmental reclamation liability, approximately $1.0 million in other current assets and $3.3 million in trade and other payables.

With its current capital resources, Perpetua Resources has sufficient funds to continue to advance the regulatory process related to permitting for mine development in 2021. During 2021 and beyond, Perpetua Resources plans to:

•	Continue engaging with Project stakeholders to ensure all stakeholders have the opportunity to better understand the benefits and plans for the Project;

•	Continue collecting environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project; and

•	Continue to advance the regulatory process for the restoration and redevelopment of the Project.

Perpetua Resources has a non-current liability of $0.4 million related to the warrant derivative. There are no circumstances under which Perpetua Resources will be required to pay any cash upon exercise or expiry of the warrants (see Note 7 in the Interim Financial Statements).

Perpetua Resources has long term liabilities of $24.6 million related to the Convertible Notes and the related embedded derivatives. The Convertible Note derivatives are valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $14.7 million Convertible Note Derivatives upon conversion of the Convertible Notes (see Notes 5 and 6 in the Interim Financial Statements).

Perpetua Resources does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project well into 2021, but will require additional funding to finalize Project permitting through 2021 and beyond. Expenditures in 2021 and beyond include discretionary items, so the Corporation could reprioritize objectives to meet its commitments by deferring certain discretionary expenditures including administrative and overhead costs.

Perpetua Resources Corp. | Management’s Discussion & Analysis      10

Contractual Obligations

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Stibnite Foundation based on several triggering events, including receipt of a positive ROD issued by the USFS, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Option Payments on Mineral Properties

The Corporation is obligated to make option payments on mineral properties in order to maintain an option to purchase these properties. As at December 31, 2020, the remaining option payments due on these properties are $190,000, which will be paid in the next year. The agreements include options to extend.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of March 31, 2021 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the quarters ended March 31, 2021 and 2020, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	March 31, 2021	March 31, 2020
Salaries and benefits	$294,124	$197,491
Termination benefits	310,957	-
Consulting	28,750	-
Share based compensation	646,223	102,725
	$1,280,054	$300,216

Termination benefits were paid during the first quarter 2021 and relate to the resignation of former CFO, Darren Morgans, on March 15, 2021. No additional post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the three-month periods ended March 31, 2021 and 2020.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation‘s subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of March 31, 2020, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation’s subsidiaries acquired these rights through a combination of purchases and transactions and staking under the 1872 Mining Law and holds a portion under an option agreement. Bureau of Land Management claim rental payments and filings are current as of the date of this filing and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

Perpetua Resources Corp. | Management’s Discussion & Analysis      11

Permitting for Redevelopment & Restoration

On December 13, 2016, the USFS reported that it had determined that the Plan of Restoration and Operations (“PRO”) filed by Midas Gold Idaho, Inc. (now Perpetua Resources Idaho, Inc. or “PRII”) on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations, thus allowing the USFS to commence the formal review of the Project under National Environmental Policy Act (“NEPA”). The USFS completed public scoping under NEPA during the third quarter of 2017. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing, and the Draft Environmental Impact Statement was released for public comment on August 14, 2020 with an original termination date for public comments set for October 13, 2020. On October 2, 2020, an extension of the comment period was announced in the Federal Register and was extended to close on October 28, 2020. The comment period in fact closed on October 28, 2020, in accordance with the revised schedule for a total of 75 days for the comment period. The USFS is continuing its review of public comments and information while it undertakes its analyses of alternatives as required under NEPA, and the schedule for a Final Environmental Impact Statement and Draft ROD is currently under review by the USFS and will be publicly updated by the agency upon conclusion of their assessment.

Work on other required ancillary permits continued. On September 9, 2020, the Idaho Department of Environmental Quality (“IDEQ”) issued a revised Draft Air Permit to Construct with a public comment period that originally concluded on October 13, 2020 and which was extended to November 11, 2020. During the reporting period IDEQ completed an additional public comment period on an addendum to the permit application submitted by PRII on December 18, 2020. IDEQ is reviewing the public comments. Additionally, on October 5, 2020, the Valley County Commission unanimously approved a conditional use permit for the Stibnite Gold Project Logistics Facility.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources (“Mineral Resources”) to support value engineering design, metallurgical programs and environmental studies for the feasibility study and permitting.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity with related environmental legacy effects spanning nearly 100 years from the late 1800s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and legacy effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2019 and December 31, 2018, the prospectus dated June 30, 2011, the short form prospectus dated March 8, 2012 and the final shelf prospectus dated April 4, 2019, respectively. The Corporation is, and in the future will continue to be, subject to federal, state and local statutes, rules and regulations related to environmental protection, site access and construction activities, among others. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under CERCLA, the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the IDEQ against historic mining operators.

All of these regulatory activities and related clean-up actions largely pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever been previous operators of the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries conducted due diligence and all appropriate inquiry, comprised of formal phased assessments of the properties comprising the Project in order to avoid potential owner/operator liability related to past hazardous substance releases and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation’s subsidiaries are discharging its continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any ownership in the mineral properties comprising the Project.

Perpetua Resources Corp. | Management’s Discussion & Analysis      12

Several of the patented lode mining claims and mill sites acquired by subsidiaries of Perpetua Resources in the areas of the former West End mine patented lode mining claims and patented mill sites previously used for processing operations are subject to an existing judicial consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claim holdings. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Perpetua Resources are also subject to a consent decree between the previous owner of those claims and the United States. That consent decree imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

On June 6, 2019, the Corporation announced that it and its subsidiaries were advised by Idaho’s Nez Percé Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to involvement by Perpetua Resources and its subsidiaries with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019. The Corporation and its subsidiaries are presently defending against the litigation. The suit includes allegations that the Corporation and its subsidiaries have violated the Clean Water Act on lands owned by the United States government and administered by the Forest Service. As the Corporation and its subsidiaries previously advised the Federal court in October 2019 in its motion to dismiss the case, Perpetua Resources Corp. and its subsidiaries have no authority to remedy all of the plaintiff’s claims due to Federal regulatory requirements requiring permission by the United States government to significantly disturb the Forest Service lands in the manner requested by the Tribe.

Because the Corporation and its subsidiaries do not have control or responsibility over alleged Clean Water Act violations claimed by the Tribe to be occurring on lands owned and administered by the Federal government, on June 11, 2020, they notified the Forest Service that they may seek to join them in the case, and on August 18, 2020 they filed the complaint per previous notice of intent. On September 8, 2020, the Federal court granted the stipulation allowing Perpetua Resources to file an amended answer, allowing the Corporation to file the third-party complaint against the Forest Service, and declining to consolidate the cases. Subsequently, on September 9, 2020, the court held a status conference and the prospect emerged of scheduling a mandatory ADR to engage in settlement discussions. Pursuant to the voluntary ASAOC agreement related to CERCLA (discussed both above and below), the companies agreed to dismiss its pending complaints against the Forest Service, which occurred on January 29, 2021. The parties later agreed to stay to the litigation until June 1, 2021 in order to explore ADR, which was agreed by the parties on February 17, 2021 and ordered by the court on February 19, 2021. The ADR process formally commenced during the reporting period with a third-party mediator.

Neither Perpetua Resources nor its subsidiaries caused the alleged current water quality or alleged water pollution discharge issues at the site. Neither Perpetua Resources nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any alleged Clean Water Act violations on the site. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the government agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Perpetua Resources’ subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality as required under CERCLA. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater. Finally, the Corporation and its subsidiaries have engaged in appropriate natural resources restoration through the planting of over sixty thousand trees on site and other restoration activities.

Perpetua Resources Corp. | Management’s Discussion & Analysis      13

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. Over the past three years, the Corporation’s subsidiary, Perpetua Resources Idaho, Inc., has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. Such early actions will take place under the voluntary administrative settlement and order on consent (defined above as ASAOC) under CERCLA that was finalized January 15, 2021 and would afford legal certainty for the Corporation and its applicable affiliates in performing any response actions authorized by the Federal government in the ASAOC. The ASAOC was executed by the EPA and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Perpetua Resources Idaho, Inc. will be undertaking early cleanup actions (known as “time critical removal actions”) that, upon work plan approval, will begin taking place as early as this year and are designed to immediately improve water quality in a number of areas on the site while, separately, longer-term actions are being evaluated through the NEPA process. During the quarter various submittals required under the ASAOC were delivered to the regulatory agencies and work continues to implement the agreement.

An ancillary outcome of the ASAOC would be the opportunity to request the court for a stay, and/or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). As noted above, a stay to the litigation was agreed to on February 17, 2021 and ordered by the court on February 19. Under CERCLA and case law precedent, a Federal court has no jurisdiction over a collateral Clean Water Act case where an ASAOC addresses both the same site and the same goals of the pending lawsuit. Perpetua Resources Idaho, Inc. believes that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. The proposed early actions by the Corporation and its subsidiaries agreed to in the ASAOC offer a concrete example of what such collaborative discussions can yield.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share-based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative and warrant derivative, net present value of the ASAOC liability, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance decreased from $25,037,766 million at December 31, 2020 to $14,786,055 at March 31, 2021 primarily as a result of expenditures during the period. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2020, with the exception of the warrant derivative and the change in fair value of the Convertible Note Derivative, which are discussed in Results of Operations.

Perpetua Resources Corp. | Management’s Discussion & Analysis      14

OUTSTANDING SHARE DATA

	May 12, 2021	March 31, 2021
Common shares issued and outstanding	51,916,783	47,593,991
Options outstanding	2,775,275	2,784,350
Warrants outstanding	200,000	200,000
Shares issuable on conversion of Convertible Notes	29,850	4,351,850
Total	54,921,908	54,930,191

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated the design effectiveness of its DC&P and ICFR and concluded that, as of March 31, 2021, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended March 31, 2021 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector.  Perpetua Resources reports that for the three months ended March 31, 2021, it has made payments of fees and taxes, as defined by the Act, of US$50,459, to the government entities of the below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2021 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$49,439

	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$1,020
	Total		$50,459

Perpetua Resources Corp. | Management’s Discussion & Analysis      15

USE OF PROCEEDS

The Company’s news release dated March 17, 2020 stated that the US$35 million proceeds raised in the issuance of the 2020 Notes would be used for permitting and feasibility studies for the Stibnite Gold Project and for working capital and general corporate purposes. Since the issuance of the 2020 Notes until March 31, 2021, the Corporation used the proceeds from the 2020 Notes and working capital that was previously available to advance permitting and a feasibility study for the Project.

RISKS AND UNCERTAINTIES

Perpetua Resources is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Perpetua Resources’ failure to successfully anticipate and address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Such risks and uncertainties could cause the Corporation’s future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the cautionary statements on forward-looking information found in this document. The Corporation is subject to various risks, known and unknown, arising from factors within or outside of its control.

Perpetua Resources cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of Mineral Resources and mineral reserves (“Mineral Reserves”) are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include, without limitation: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Perpetua Resources’ risks and uncertainties. The business of the Corporation involves significant risk due to the nature of mining, exploration and development activities. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Perpetua Resources. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Perpetua Resources or in connection with the Corporation’s operations.

Industry Risks

•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of Mineral Reserves.

•	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

•	Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

•	Longstanding legal certainty about aspects of the 1872 Mining Law is being challenged in Federal Court.

•	Resource exploration and development is a high risk, speculative business.

•	Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Perpetua Resources’ control and any one of which may have an adverse effect on its financial condition and operations.

•	Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

•	The quantification of Mineral Resources and Mineral Reserves is based on estimates and is subject to great uncertainty, and there can be no assurance about the quantity and grade of minerals until Mineral Resources are actually mined.

•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Perpetua Resources Corp. | Management’s Discussion & Analysis      16

The Corporation’s Risks

•	Perpetua Resources will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Perpetua Resources’ operations would be adversely affected.

•	Perpetua Resources has an obligation to repay the outstanding principal under the remaining 2016 Notes by the seventh anniversary of their issuance unless previously converted into shares; on or before that date, Perpetua Resources either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common share in accordance with the terms of the Convertible Notes.

•	Future sales of Perpetua Resources’ common shares into the public market by holders of Perpetua Resources options and warrants may lower the market price, which may result in losses to Perpetua Resources’ shareholders.

•	Perpetua Resources is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

•	Perpetua Resources is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer, and cost significantly more, than expected.

•	Perpetua Resources’ current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

•	Perpetua Resources may be subject to litigation.

•	Perpetua Resources may face opposition from environmental non-governmental organizations (“ENGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

•	The Nez Perce Tribe has filed a complaint against Perpetua Resources under the Clean Water Act that the Company is vigorously defending. If successful, this litigation could act to delay the Project.

•	Perpetua Resources has not received a Final Environmental Impact Statement and ROD, nor has it received the necessary permits (including water rights, use of explosives, mining operations) to construct or operate the Project.

•	Perpetua Resources faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Perpetua Resources may not be able to effectively compete.

•	Perpetua Resources’ future exploration and development efforts may be unsuccessful.

•	Perpetua Resources’ Mineral Resource and Mineral Reserve estimates may not be indicative of the actual gold that can be mined.

•	Perpetua Resources has a limited history as an exploration company and does not have any experience in putting a mining project into production.

•	Perpetua Resources expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Perpetua Resources’ common shares to decline.

•	Perpetua Resources has negative cash flow from operating activities.

•	Perpetua Resources’ title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

•	Perpetua Resources’ ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

•	Perpetua Resources depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

•	Perpetua Resources does not have a full staff of technical people and relies upon outside consultants to provide critical services.

•	Certain Perpetua Resources directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

•	Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

•	Perpetua Resources has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

•	Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all.

•	A shortage of supplies and equipment could adversely affect Perpetua Resources’ ability to operate its business.

Perpetua Resources Corp. | Management’s Discussion & Analysis      17

•	A cyber security incident could adversely affect Perpetua Resources’ ability to operate its business.

•	The Corporation faces counterparty and liquidity risk.

•	The Corporation faces risk related to potential increases in interest rates and thereby an increase in potential borrowing costs for future loans. However, the 2016 Notes and the 2020 Notes have fixed annual interest rates of 0.05% rather than variable or floating interest rates. Accordingly, the interest expense the Corporation incurs as a result of these loans is not subject to fluctuations or increases.

•	The Corporation’s activities are subject to potential environmental liability, including past response costs under CERCLA. Under CERCLA, potentially responsible parties (“PRPs”) may be required to perform cleanup actions to protect the public health, welfare, or the environment and PRPs may also be responsible for past and future costs incurred by government agencies in cleaning up the site, unless the PRP can demonstrate divisibility or assert one of the statutory defenses. Even though the Corporation has entered into the ASAOC which provides certain liability protections to the Corporation. The scope of liability protection provided to the Corporation under the ASAOC is limited for the work in specific areas of the site specified under Phase 1 of the ASAOC should the work be successfully completed. Should work continue under the ASAOC after the first phase of work is completed, the Corporation may be provided liability protection for specific work performed under those subsequent phases of work.

•	Perpetua Resources may be negatively affected by an outbreak of infectious disease or pandemic.

•	The Corporation faces risks related to climate change and climate change awareness. Recent increased attention regarding the risks of climate change may result in an increase in the stigmatization of the Corporation’s industry (mineral resource development and mineral extraction). This may result in reduced interest or investment participation by capital market participants, thereby making it more difficult for the Corporation to raise funding on terms that are acceptable to the Corporation. In addition, increased concerns about climate change and any negative sentiments about the Corporation’s industry and sector may adversely affect the timing or ability to receive any required exploration, development, environmental and/or operating permits that may be required prior to the Stibnite Gold Project going into production. The Corporation is unable to quantify the financial impacts related to the risks related to climate change and climate change awareness. The materiality of these risks are assessed in relation to whether they will impact the Corporation’s ability to raise funds and financing on terms acceptable to the Corporation and whether the risks will result in any unexpected delays in the permitting processes, all of which is unknown at this time.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Mineral Resources and Mineral Reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Perpetua Resources to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Perpetua Resources is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) and thus the mineral resource and mineral reserve estimates referenced in this MD&A may not be comparable to disclosure provided by issuers subject to SEC disclosure requirements applicable to domestic issuers.

Perpetua Resources Corp. | Management’s Discussion & Analysis      18